Exhibit 99.1

Ping An Biomedical Announces 1-for-40 Reverse Stock Split

Class A Ordinary Shares Expected to Begin Trading on a Split-Adjusted Basis on October 23, 2026

HONG KONG, October 21, 2026 — Ping An Biomedical Co., Ltd. (Nasdaq: PASW) (“Ping An Bio” or the “Company”) announced that its board of directors has approved a 1-for-40 reverse stock split of the Company’s class A ordinary shares and class B ordinary shares.

The Company’s class A ordinary shares are expected to begin trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on October 23, 2026. The shares will continue to trade under the ticker symbol “PASW.”

At the extraordinary general meeting (the “EGM”) of shareholders of the Company held on 18 March 2026, at 9:00 a.m., Hong Kong Time, the following matters, among others, were approved and authorized that with effect on a date within one (1) calendar year after the conclusion of the EGM to be determined by the board of directors of the Company (the “Board”): (A) every one thousand (1,000) then issued and unissued class A ordinary shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the “Consolidated Class A Share(s)”), (B) every one thousand (1,000) then issued and unissued class B ordinary shares, or such lesser whole share amount of not being less than two (2) as the Board may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the “Consolidated Class B Share(s)”); (C) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the share consolidation will not be issued to the shareholders of the Company and instead, any fractional shares that would have resulted from the share consolidation will be rounded up to the next whole number; and (D) the Board be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the share consolidation, including determining the definitive ratio and the effective date of the share consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the share consolidation.

On August 6, 2026, the Board approved unanimously a share consolidation at the ratio of forty (40)-for-one (1) (the “Share Consolidation” or the “Reverse Stock Split”), to be effective on October 23, 2026 (the “Effective Date”), pursuant to which, on the Effective Date, each 40 issued and unissued class A ordinary shares will be automatically combined into one class A ordinary share, and each 40 issued and unissued class B ordinary shares will be automatically combined into one class B ordinary share. Following the Share Consolidation, the par value of each class A ordinary share and each class B ordinary share will be changed from $0.0000625 to $0.0025. All fractional shares resulting from the Share Consolidation will not be issued to shareholders; instead, any fractional entitlements will be rounded up to the next whole number.

As of the date hereof, the Company has 112,867,000 class A ordinary shares and 12,250,000 class B ordinary shares issued and outstanding. Following the share consolidation, the Company expects to have approximately 2,821,675 class A ordinary shares and 306,250 class B ordinary shares issued and outstanding, subject to adjustment for the rounding up of fractional shares. The new CUSIP number for the Company’s class A ordinary shares following the reverse stock split will be G5880S139.

In connection with the Share Consolidation, the Company amended and restated its memorandum and articles of association currently in effect to reflect the adjustment of the number of authorized ordinary shares, the number of class A ordinary shares and class B ordinary shares of the Company and the par value. As advised by our Cayman Islands counsel, Appleby, the Share Consolidation and the third amended and restated memorandum and articles of association may need to be approved and ratified by shareholders at a general meeting.

About Ping An Biomedical Co., Ltd

Ping An Biomedical Co., Ltd. is a one-stop SCM service provider in the apparel industry. It is also a forward-thinking company dedicated to delivering innovative solutions in healthcare and biomedical technology.

For more information, please contact:

Ping An Biomedical Co., Ltd.

Email: corpsec@pingan365.vip

Celestia Investor Relations

Email: investors@celestiair.com